[AXA FINANCIAL PROTECTION LOGO]

                                  PRESS RELEASE

                                                                   July 28, 2005

--------------------------------------------------------------------------------

                       HALF YEAR 2005 ACTIVITY INDICATORS:
              PROFITABLE GROWTH GAINING MOMENTUM IN ALL BUSINESSES:

           - Life & Savings new business value up 20%

           - P&C revenues up 3%

           - Asset Management revenues up 6%

--------------------------------------------------------------------------------

o Life & Savings New Business Value (NBV) was up 20% to Euro 443 million, mainly driven by France, the US, Japan and Southern Europe. As a result, margin on new business increased to 17.6% (or 18.5% on a comparable basis) from 16.4% in first half 2004.

o Life & Savings New Business APE(1) increased by 6% to Euro 2,515 million, mainly driven by strong sales in France, Southern Europe, Belgium, the United Kingdom, and Hong-Kong. Unit-linked APE increased by 14% to represent 45% of total Life & Savings APE.

o Property & Casualty revenues increased by 3% to Euro 10,314 million. Personal lines were up 4% and commercial lines were up 2%, benefiting from a resilient pricing environment and moderate portfolio growth. Other lines increased 2%, driven by UK Health.

o International Insurance revenues increased by 11% to Euro 2,501 million, with AXA RE up 15%, due to the non-recurrence of some 2004 negative premium adjustments and to European and Asian expansion in line with AXA RE's objective to improve geographical diversification, and AXA Corporate Solutions Assurance up 9%, driven by Marine, Aviation and Construction.

o Asset Management revenues increased by 6% to Euro 1,550 million driven by higher average Assets Under Management (AUM) (+14% compared to 1H04) as a result of favorable market conditions since June 2004 and strong net inflows. In 1H05, Asset Management net inflows, excluding Alliance Capital Cash Management Services, amounted to Euro 16 billion.


----------

(1) Annual Premium Equivalent (APE) represents 100% of new business regular premiums plus 10% of new business single premiums. APE is Group share.


                                                                               1
------------------------------ Be Life Confident -------------------------------

--------------------------------------------------------------------------------
Numbers herein have not been audited or adjusted for scope and currency changes. Growth rates are on a comparable basis and, accordingly, have been adjusted for changes in scope, accounting methods and currency.

APE, PVEP, NBC and NBV are non-GAAP measures. Management uses these measures as key indicators of performance in assessing AXA's Life & Savings business and believes that the presentation of these measures provides useful and important information to shareholders and investors. IFRS revenues are available in Appendix 5 of this release.
--------------------------------------------------------------------------------

"The evolution of our activity indicators in first half 2005 fits well into our profitable growth strategy," said AXA Chief Executive Officer Henri de Castries. "For instance, the increase in our Life & Savings new business margin stems from higher volume together with product mix improvement.

"The growth of our Property & Casualty revenues is in line with our long-term objectives and illustrates the continued underwriting discipline of the Group. This growth should result in increased profitability.

"The Euro 16 billion long-term net inflows in Asset Management demonstrate ongoing strong momentum in AXA Investment Managers' third party activity and Alliance Capital's private client business.

"Our first half 2005 performance comforts our long-term growth targets."

Six months ended                                                                                                Change on a
(Euro million, except when otherwise noted)               June 30, 2005    June 30, 2004        Change       comparable basis
-----------------------------------------------------------------------------------------------------------------------------
Life & Savings, group share
     APE                                                          2 515            2 269            +10.8%             +6.5%
     PVEP(2)                                                     20 813           18 550            +12.2%             +7.9%
     NBC                                                            529              452            +17.0%            +17.2%
     NBV                                                            443              372            +19.0%            +20.1%
-----------------------------------------------------------------------------------------------------------------------------
Property & Casualty revenues                                     10 314            9 794             +5.3%             +2.9%
-----------------------------------------------------------------------------------------------------------------------------
International Insurance revenues                                  2 501            2 284             +9.5%            +10.6%
-----------------------------------------------------------------------------------------------------------------------------
Asset Management
     Revenues                                                     1 550            1 518             +2.2%             +5.7%
     Net inflows (Euro billion):
     -   excluding AC cash management(3)                             16                6
     -   including AC cash management                                -7                6
-----------------------------------------------------------------------------------------------------------------------------

----------

(2) PVEP = Present Value of Expected Premiums, which will be a new volume indicator under EEV principles.

(3) Alliance Capital's Cash Management Services have been sold to Federated Investors.

                                                                               2
------------------------------ Be Life Confident -------------------------------

LIFE & SAVINGS:

Life & Savings new business APE increased by 6% to Euro 2,515 million, mainly driven by strong sales in France, Southern Europe, Belgium, the United Kingdom, and Hong-Kong.

Unit-linked APE increased by 14% to represent 45% of total Life & Savings APE, compared to 43% in the first half of 2004.

The US continued to benefit from the MONY acquisition, with APE up 21% on a reported basis. On a comparable basis, the US growth in Life and Variable Annuity businesses was partly offset by the voluntary cautious stance on Fixed Annuity. Germany was hurt by the very weak environment following year-end 2004 life business related to clients taking advantage of the more favorable regulation in force in 2004.

New Business Value (NBV) was up 20% to Euro 443 million, mainly driven by France, the US, Japan and Southern Europe, as a result of higher volume, product mix improvement and the extension of the hedging strategy in the US. As a result, NBV to APE margin increased to 17.6% (or 18.5% on a comparable basis) from 16.4% in first half 2004.

Annual Premium Equivalent,
Group share  (Euro million)                                                                      Change on a
Six months ended                                June 30, 2005  June 30, 2004    Change        comparable basis
-----------------------------------------------------------------------------------------------------------------
Life & Savings                                     2 515          2 269          +10.8%            +6.5%
  France                                             581            539           +7.8%            +7.8%
  United States                                      829            687          +20.7%            +3.5%
  United Kingdom                                     381            339          +12.3%           +14.4%
  Japan                                              258            252           +2.5%            +6.5%
  Germany                                            132            163          -19.0%           -19.0%
  Benelux                                            137            116          +18.5%           +18.5%
  Southern Europe                                     71             52          +36.4%           +36.4%
  Australia/New Zealand                               95             92           +2.3%            +2.5%
  Hong-Kong                                           32             29           +7.8%           +13.2%
-----------------------------------------------------------------------------------------------------------------

France APE increased by 8% with an increased focus on profitability. Investment & Savings APE was up 13%, reflecting strong growth in individual unit-linked premiums (up 39% to represent 28% of individual Investment & Savings APE). Growth in individual Investment & Savings was partly offset by Group business, which was impacted by strict underwriting and the non-recurrence of some large premiums in the first half of 2004.

In the United States and excluding the contribution of MONY, APE increased by 3% primarily driven by Life APE (up 9%) and Variable Annuity APE (up 5%), partly offset by a 45% decline in Fixed Annuity APE, as, in the current interest rate environment, this product does not match Group profitability targets.

In the second quarter of 2005, MONY's revenues included 21% of AXA-Equitable products, up from 15% in the first quarter. And going forward, MONY product mix should benefit from the fact that MONY and AXA retail distribution networks were merged at the beginning of June 2005.

In the United Kingdom, APE was up 14% driven by strong sales in the IFA channel (+24%). Unit-linked products experienced strong sales (+21%) due to increased volume of Onshore & Offshore Bonds and Group Pension products.


                                                                               3
------------------------------ Be Life Confident -------------------------------

Japan APE increased by 7%, with individual business APE up 4%, driven by Term Life products and riders (following the launch of new products in October 2004 and March 2005), and Group Life APE up 164%, thanks to the New Mutual Aid product. After a slow start in 1Q05 Japan APE grew strongly during the second quarter with new business APE increasing by 10% as a result of new product launch and improved productivity in the AXA Advisors channel.

Germany APE was down 19%, or down 49% excluding year-end 2004-related backlog, as non unit-linked activity was weak following the new business surge at the end of 2004 in anticipation of the 2005 change in tax regulation. The Health market was negatively impacted by higher social contribution limits, which mean that employees now need a higher income to switch from legal health insurance to private health insurance.

Benelux APE grew 19% driven by Belgium up 26%, mainly due to the continuing strong activity on structured unit-linked products, such as the open-architecture product Millesimo, and strong sales of Crest 30 (non unit-linked product with no guaranteed rate).

Southern Europe APE increased by 36%, mainly driven by high new business in traditional savings in Italy and strong activity from bank distribution agreements in Spain, which should slow down in the second semester due to the loss of one of these agreements.

Australia/New-Zealand APE was up 2%, as the decrease in traditional savings products, due to the planned reduction in retirement income, was more than offset by an increase in mutual funds sales driven by global equity growth and value funds and the successful launch of the Generations administration platform.

Hong-Kong APE increased by 13% primarily due to Dimensions, a unit-linked product launched in late 2004, and higher sales of "Mandatory Provident Fund", a pension product.

Life & Savings New Business Value (NBV) was up 20% to Euro 443 million due to increased volume and shift in product mix. As a result, NBV to APE margin increased to 17.6% (or 18.5% on a comparable basis) from 16.4% in first half 2004.


                                                                               4
------------------------------ Be Life Confident -------------------------------

PROPERTY & CASUALTY:

Property & Casualty revenues increased by 3% to Euro 10,314 million. Personal lines were up 4% and commercial lines were up 2%, benefiting from a resilient pricing environment and moderate portfolio growth. Other lines increased 2%, driven by UK Health.

IFRS Revenues
Six months ended                                                                                     Change on a
(Euro million)                                           June 30, 2005   June 30, 2004     Change  comparable basis
-------------------------------------------------------------------------------------------------------------------
Property & Casualty                                         10 314           9 794          +5.3%            +2.9%
.. France                                                     2 770           2 668          +3.8%            +3.8%
.. Germany                                                    1 789           1 788          +0.1%            -0.4%
.. United Kingdom, including Ireland (a)                      2 290           2 368          -3.3%            +1.0%
.. Belgium                                                      775             774          +0.1%            +0.1%
.. Southern Europe                                            1 551           1 466          +5.7%            +5.5%
.. Other countries (b)                                        1 139             730         +56.1%            +9.2%
-------------------------------------------------------------------------------------------------------------------

(a) The right to renew our UK Personal Direct business was sold to RAC in October 2004. In 1H04, revenues from this activity amounted to Euro 64 million.

(b) As of January 2005, Turkey, Hong-Kong and Singapore are now fully consolidated instead of being accounted for under the equity method. If full consolidation had been applied in 1H04, other countries P&C revenues would have been Euro 250 million higher. In addition, the Netherlands disability activity has been transferred from Life & Savings to Property & Casualty. Other countries P&C revenues would have been Euro 58 million higher in 1H04 if disability had been included.

Personal lines (58% of P&C premiums) showed overall growth of 4%.

Motor revenues grew 3%, mainly driven by France and Southern Europe, up 3% and 5%, respectively, benefiting from positive net inflows of +35,300 and +91,300, respectively.

Non-motor revenues increased by 5%, mainly driven by household in France, the UK, Belgium and Southern Europe, owing to satisfying portfolio evolution and increased tariffs.

Commercial lines (35% of P&C premiums) recorded a 2% growth.

Motor revenues decreased by 1% mainly driven by the UK & Ireland (-7%), in a context of intense competition in Ireland, partly offset by France (+3%) and Belgium (+2%).

Non-motor revenues were up 2% mainly driven by France (+7%) and Southern Europe (+7%) as a result of tariff increases in most business lines, while maintaining a strict underwriting policy.

Other Lines (7% of P&C premiums) increased by 2% driven by UK Health (+8%).


                                                                               5
------------------------------ Be Life Confident -------------------------------

INTERNATIONAL INSURANCE:

International Insurance revenues increased by 11% to Euro 2,501 million, with AXA RE up 15%, due to the non-recurrence of some 2004 negative premium adjustments and to European and Asian expansion, in line with AXA RE's objective to improve geographical diversification, and AXA Corporate Solutions Assurance up 9%, driven by Marine, Aviation and Construction.

     IFRS Revenues
     Six months ended                                        June 30,     June 30,                     Change on a
     (Euro million)                                            2005         2004         Change     comparable basis
     -----------------------------------------------------------------------------------------------------------------
     International Insurance                                  2 501        2 284          +9.5%          +10.6%
     . AXA RE                                                 1 056        1 005          +5.0%          +15.4%
     . AXA Corporate Solutions Assurance                      1 059          972          +8.9%           +9.2%
     . Others(a)                                                386          307         +25.9%           +2.3%
     -----------------------------------------------------------------------------------------------------------------

(a) Following the full consolidation of Turkey, Hong-Kong and Singapore, AXA Cessions revenues derived from business with these entities are now eliminated as inter-company transaction. In 1H04, this represented Euro 33 million of AXA Cessions revenues. In addition, in line with the restructuring of AXA RE and AXA Corporate Solutions Assurance, all businesses related to US entities in run-off, formerly owned by AXA RE, have been transferred to a new US holding company reported in "Other transnational activities".

Reinsurance: Revenues increased by 15%, due to the non-recurrence of some 2004 negative premium adjustments and to higher premiums in European proportional Property Cat and credit business as well as in selected non proportional General Liability business in order to take advantage of favorable pricing conditions.

Insurance: AXA Corporate Solutions Assurance revenues increased by 9% reflecting a selective growth on Marine, Aviation and Construction. However, it should be noted that marine and aviation growth benefited from seasonal effect in 1H05, and hence, annual growth is expected to be more moderate. Development was cautious on commercial property and liability lines.


                                                                               6
------------------------------ Be Life Confident -------------------------------

ASSET MANAGEMENT:

Asset Management revenues increased by 6% to Euro 1,550 million driven by higher average Assets Under Management (AUM) (+14% compared to 1H04) as a result of favorable market conditions since June 2004 and strong net inflows. In 1H05, Asset Management net inflows, excluding Alliance Capital Cash Management Services, amounted to Euro 16 billion.

IFRS revenues(4)
Six months ended                                     June 30,      June 30,                Change on a
(Euro million)                                         2005          2004      Change    comparable basis
---------------------------------------------------------------------------------------------------------
Asset Management                                       1 550         1 518       +2.2%          +5.7%
.. Alliance Capital                                     1 117         1 153       -3.1%          +1.2%
.. AXA Investment Managers(a)                             433           364      +18.8%         +20.2%
---------------------------------------------------------------------------------------------------------

(a) Excluding management and front-end fees collected by AXA Investment Managers on behalf of external distributors, gross revenues increased 21% on a comparable basis.

Alliance Capital: Revenues were up 1% thanks to higher investment advisory fees, driven by higher average AUM (+10%) and higher performance fees in 2Q05, offset by lower distribution revenues and lower shareholder servicing fees.

AUM increased by Euro 31 billion from year-end 2004 to Euro 427 billion at the end of June 2005 as net positive long-term inflows (Euro 4 billion), a positive exchange rate impact (Euro 48 billion) and a slightly favorable market impact (Euro 1 billion) more than offset the Euro 22 billion decrease in AUM related to the sale of the Cash Management Services to Federated Investors.

AXA Investment Managers: Revenues increased by 20%, while gross revenues, excluding management and front-end fees collected on behalf of external distributors, increased by 21%, driven by higher average AUM (+19%) and higher performance fees.

AUM increased by Euro 37 billion from year-end 2004 to Euro 382 billion at the end of June 2005 driven by (i) a Euro 16 billion favorable market impact, (ii) Euro 12 billion of net inflows, including Euro 10 billion from institutional and retail third party clients, (iii) a Euro 7 billion positive foreign exchange rate impact, and (iv) a Euro 3 billion change in scope of money market AUM.

                                      * * *
                                        *

----------

(4) Net of inter-company transactions.

                                                                               7
------------------------------ Be Life Confident -------------------------------

About AXA:

AXA Group is a worldwide leader in financial protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA reported total IFRS revenues of Euro 37 billion for the first half of 2005. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

                                      * * *
                                        *

AXA Investor Relations:                      AXA Media Relations:
----------------------                       -------------------
Matthieu Andre:         +33.1.40.75.46.85    Christophe Dufraux:   +33.1.40.75.46.74
Caroline Portel:        +33.1.40.75.49.84    Clara Rodrigo:        +33.1.40.75.47.22
Sophie Bourlanges:      +33.1.40.75.56.07    Rebecca Le Rouzic:    +33.1.40.75.97.35
Marie-Flore Bachelier:  +33.1.40.75.49.45    Mary Taylor:          +1.212.314.58.45

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents, economic and market developments, regulatory actions and developments, litigations and other proceedings. Please refer to AXA's Annual Report on Form 20-F and AXA's Document de Reference for the year ended December 31, 2004, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.


                                                                               8
------------------------------ Be Life Confident -------------------------------

APPENDIX 1

LIFE & SAVINGS - Annual Premium Equivalent (APE) and New Business Value (NBV) for 9 main countries/regions and modeled business
First Half of 2005 - Group Share


           Euro million                              APE             APE             Change          Change on
                                                     1H05            1H04*                         comparable basis
-------------------------------------------------------------------------------------------------------------------
France                                                 581             539             + 8%              + 8%
United States                                          829             687            + 21%              + 3%
United Kingdom                                         381             339            + 12%             + 14%
Japan                                                  258             252             + 2%              + 7%
Germany (incl. Health)                                 132             163             -19%             - 19%
Benelux                                                137             116            + 19%             + 19%
Southern Europe                                         71              52            + 36%             + 36%
Australia / New Zealand                                 95              92             + 2%              + 2%
Hong Kong                                               32              29             + 8%             + 13%
-------------------------------------------------------------------------------------------------------------------
TOTAL APE (9 main countries/regions)                 2 515           2 269            + 11%              + 6%
-------------------------------------------------------------------------------------------------------------------
New Business Value (NBV)                               443             372            + 19%             + 20%
-------------------------------------------------------------------------------------------------------------------
NBV to APE margin                                    17.6%           16.4%          +1.2 pt          +2.1 pts
-------------------------------------------------------------------------------------------------------------------

*1H04 APE are presented under end of 2004 modeling scope, resulting in a Euro 20 million difference compared to 1H04 APE figures reported in August 2004.


                                                                               9
------------------------------ Be Life Confident -------------------------------

APPENDIX 2

LIFE & SAVINGS -Annual Premium Equivalent (APE) and New Business Value (NBV) for 9 main countries/regions and modeled business - FY 2004 - Group Share

                       Euro million                  APE              APE            APE              APE
                                                     1Q04           1H04(1)          9M04           FY04(2)
------------------------------------------------------------------------------------------------------------
France                                                  280             539            762           1 030
United States                                           337             687          1 080           1 482
United Kingdom                                          162             339            504             713
Japan                                                   123             252            383             505
Germany (incl. Health)                                   90             163            233             387
Benelux                                                  62             116            163             238
Southern Europe                                          22              52             82             125
Australia / New Zealand                                  41              92            145             200
Hong Kong                                                14              29             45              62
------------------------------------------------------------------------------------------------------------
TOTAL APE (9 main countries/regions)                  1 129           2 269          3 397           4 743
------------------------------------------------------------------------------------------------------------
New Business Value (NBV)                                192             372            550             774
------------------------------------------------------------------------------------------------------------


(1) 1H04 APE are presented under end of 2004 modeling scope, resulting in a Euro 20 million difference compared to 1H04 APE figures reported in August 2004.

(2) MONY's FY04 APE have been reduced by Euro 77 million as the criteria used to classify premiums as regular premiums or single premiums were refined for certain products distributed by MONY.


                                                                              10
------------------------------ Be Life Confident -------------------------------

APPENDIX 3

LIFE & SAVINGS - Breakdown of APE between unit-linked, non unit-linked and mutual funds 9 main countries/regions and modeled business
First Half of 2005 - Group Share

                                                                                     % UL in APE
                                             1H05 APE                             (excl. mutual funds)
                              -------------------------------------------    -------------------------------     UL change on
          Euro million           UL           Non-UL       Mutual Funds         1H05 (a)         1H04          comparable basis
----------------------------  -------------------------------------------    -------------------------------  ------------------
France                              119             462                               20%             18%              + 25%
United States                       433             187            210                70%             76%               + 5%
United Kingdom                      329              51                               87%             82%              + 21%
Japan                                 9             249                                3%              2%              + 50%
Germany                              43              89                               33%             24%              + 11%
Benelux                              42              96                               30%             25%              + 43%
Southern Europe                       8              62              1                12%             14%              + 15%
Australia/New-Zealand                11              14             70                44%             46%              - 16%
Hong-Kong                            13              19                               40%             25%              + 85%
----------------------------  -------------------------------------------    -------------------------------  ------------------
TOTAL                             1 006           1 228            281                45%             43%              + 14%

(a) Excluding MONY and using 1H04 exchange rates, unit-linked premiums represented 78% of US APE and 46% of total APE in 1H05.


                                                                              11
------------------------------ Be Life Confident -------------------------------

APPENDIX 4

PROPERTY & CASUALTY - Split by business lines - First Half of 2005

                                Personal                    Personal                    Commercial               Commercial
                                 Motor                      Non-Motor                     Motor                   Non-Motor
                      --------------------------------------------------------------------------------------------------------------
                         % Gross       Change on      % Gross      Change on      % Gross      Change on    % Gross      Change on
                         Revenues     comp. basis     Revenues    comp. Basis    Revenues     comp. Basis   Revenues    comp. basis
------------------------------------------------------------------------------------------------------------------------------------
France                       33%          + 3%            28%         + 2%            8%           + 3%         31%         + 7%
Germany                      31%          - 0%            28%         - 0%            7%           + 1%         27%         - 1%
Belgium                      36%          + 0%            27%         + 3%            7%           + 2%         32%         + 1%
United Kingdom (a)           12%          - 8%            23%        + 11%            7%           - 7%         31%         - 4%
Southern Europe              56%          + 5%            20%         + 9%            6%           - 1%         19%         + 7%
Canada                       39%          + 5%            16%        + 11%            8%           - 1%         37%        + 11%
The Netherlands              10%          - 5%            37%        + 14%           24%           - 5%         30%         - 2%
Others                       56%         + 16%            27%        + 10%            2%             NS         16%         - 0%
------------------------------------------------------------------------------------------------------------------------------------

TOTAL                        32%          + 3%            25%          +5%            7%           - 1%         28%         + 2%


                                Other
                                Lines
                      ----------------------------
                         % Gross      Change on
                        Revenues     comp. Basis
--------------------------------------------------
France
Germany                       7%         - 2%
Belgium
United Kingdom (a)           27%         + 6%
Southern Europe
Canada
The Netherlands
Others
--------------------------------------------------

TOTAL                         7%         + 2%

(a) Including Ireland


                                                                              12
------------------------------ Be Life Confident -------------------------------

APPENDIX 5

AXA GROUP Revenues - 1H04 French GAAP/IFRS RECONCILIATION - Comparison 1H04 vs. 1H05

                 Euro million                               1H04                           1H05         IFRS revenue change
                                          French GAAP   Reconciliation       IFRS          IFRS      Reported         Comp. basis
--------------------------------------------------------------------------------------   --------    ----------------------------
TOTAL                                         37 306       - 2 423          34 883        36 507        4.7%               3.3%

Life & Savings                                23 317       - 2 232          21 085        21 915        3.9%               2.4%
   France                                      6 147         - 201           5 945         6 583       10.7%              10.7%
   United States                               6 183                         6 183         6 623        7.1%              -2.5%
   United Kingdom                              3 004       - 1 829           1 176         1 130       -3.8%              -2.1%
   Japan                                       2 890                         2 890         2 322      -19.6%             -16.5%
   Germany                                     1 672                         1 672         1 718        2.8%               2.8%
   Belgium                                     1 074           - 9           1 065         1 353       27.1%              27.1%
   Southern Europe                               593          - 21             572           717       25.2%              25.2%
   Other countries (1) (2)                     1 754         - 172           1 582         1 468       -7.2%               2.6%
     of which Australia/New-Zealand              737         - 138             600           566       -5.6%              -5.5%
     of which Hong-Kong                          374          - 11             363           366        0.7%               5.7%

Property & Casualty                            9 794                         9 794        10 314        5.3%               2.9%
   France                                      2 668                         2 668         2 770        3.8%               3.8%
   Germany                                     1 788                         1 788         1 789        0.1%              -0.4%
   United Kingdom + Ireland                    2 368                         2 368         2 290       -3.3%               1.0%
   Belgium                                       774                           774           775        0.1%               0.1%
   Southern Europe                             1 466                         1 466         1 551        5.7%               5.5%
   Other countries (1) (2)                       730                           730         1 139       56.1%               9.2%

International Insurance                        2 287           - 3           2 284         2 501        9.5%              10.6%
   AXA RE                                      1 005                         1 005         1 056        5.0%              15.4%
   AXA Corporate Solutions Assurance             972                           972         1 059        8.9%               9.2%
   Others                                        310           - 3             307           386       25.9%               2.3%

Asset Management                               1 512             5           1 518         1 550        2.2%               5.7%
   Alliance Capital                            1 145             8           1 153         1 117       -3.1%               1.2%
   AXA Investment Managers                       368            -3             364           433       18.8%              20.2%

Other Financial Services                         395         - 197             198           226       13.8%              15.9%
--------------------------------------------------------------------------------------   --------    ----------------------------

(1) In the Netherlands, following the sale of the Health portfolio as of December 1, 2004 (IFRS revenues of Euro 110 million in 1H04), the disability activity was transferred from Life & Savings to Property & Casualty (IFRS revenues of Euro 58 million in 1H04).

(2) As of January 2005, Turkey (Life + P&C), HK (P&C) and Singapore (P&C) are consolidated. If they had been consolidated in 1H04, Life & Savings IFRS revenues would have been Euro 37 million higher and P&C IFRS revenues would have been Euro 250 million higher.


                                                                              13
------------------------------ Be Life Confident -------------------------------